SUB-ITEM 77I(b)

BERGER MID CAP VALUE FUND-INSTITUTIONAL SHARES

Effective May 17, 2002, Berger Mid Cap Value Fund, a series of Berger Investment Portfolio Trust, adopted class designations and began offering Institutional Shares. Institutional Shares are designed for pension and profit-sharing plans, employee benefit trusts, endowments, foundations and corporations, as well as high net worth individuals and financial intermediaries, who are willing to maintain a minimum account balance of $250,000.

The other class of shares, Investor Shares, are offered through a separate prospectus and are available to the general public with a minimum account balance of $2,500.

Each class of shares has its own expenses so that share price, performance and distributions will differ between classes. The 12b-1 plan adopted by the Berger Mid Cap Value Fund applies only to the Investor Shares.


BERGER SMALL CAP VALUE FUND II

Effective March 28, 2002 (commencement of operations), Berger Small Cap Value Fund II, a series of Berger Investment Portfolio Trust, was launched. The Fund currently has three classes of shares. The Investor Shares are available to the general public. The Institutional Shares are offered through a separate prospectus and are designed for investors who maintain a minimum account balance of $250,000. The Service Shares are also offered through a separate prospectus and are available through retirement plans, brokers, bank trust departments, financial advisers or other financial intermediaries.

Each class of shares has its own expenses so that share price, performance and distributions will differ between classes. The 12b-1 plan adopted by the Berger Small Cap Value Fund II applies to the Investor Shares and Service Shares classes.